UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number 1-12981

THE AMETEK RETIREMENT AND

SAVINGS PLAN

(Full title of the plan)

AMETEK, Inc.

1100 Cassatt Road

Berwyn, Pennsylvania 19312-1177

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

The AMETEK Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings and Investment Committee

The AMETEK Retirement and Savings Plan

We have audited the accompanying statements of assets available for benefits of The AMETEK Retirement and Savings Plan as of December 31, 2015 and 2014, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of The AMETEK Retirement and Savings Plan at December 31, 2015 and 2014, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of The AMETEK Retirement and Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania

June 13, 2016

The AMETEK Retirement and Savings Plan

Statements of Assets Available for Benefits

	December 31,
	2015	2014
Assets:
Investments	$849,762,357	$758,771,799
Plan interest in the AMETEK, Inc. Master Trust	84,677,167	90,554,396

Total investments, at fair value	934,439,524	849,326,195

Receivables:
Employer contributions	394,741	1,794
Participant contributions	642,095	4,145
Notes receivable from participants	17,551,744	15,547,085

Total receivables	18,588,580	15,553,024

Assets available for benefits	$953,028,104	$864,879,219

See accompanying notes.

The AMETEK Retirement and Savings Plan

Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2015	2014
Additions:
Contributions:
Employer	$21,473,905	$18,770,047
Participant	39,224,114	32,871,982
Participant rollovers	6,629,410	5,224,183

	67,327,429	56,866,212

Investment income:
Net (depreciation) appreciation in fair value of investments	(32,389,172)	23,485,672
Interest and dividend income from investments	29,734,554	30,127,672
Increase in Plan interest in the AMETEK, Inc. Master Trust	2,080,118	131,831

	(574,500)	53,745,175

Interest income on notes receivable from participants	661,643	642,358

Total additions	67,414,572	111,253,745

Deductions:
Benefits paid to participants	(70,332,390)	(60,334,290)

Net (decrease) increase	(2,917,818)	50,919,455

Asset transfers in due to Plan mergers	91,066,703	29,486,963

Assets available for benefits:
Beginning of year	864,879,219	784,472,801

End of year	$953,028,104	$864,879,219

See accompanying notes.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015

1. Description of the Plan

General

The following description of The AMETEK Retirement and Savings Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK,” the “Company” or the “Plan Sponsor”).

The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below. The Plan provides eligible employees of AMETEK and certain of its business units, an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs. See Note 3.

Trustee and Recordkeeper

The Vanguard Fiduciary Trust Company (“Trustee”) is the Plan Trustee and a party-in-interest to the Plan. The Vanguard Group is the Plan’s administrative recordkeeper.

Participant Eligibility

An employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan upon his or her date of hire and on or after the date on which the participant first attains age 18.

Plan Mergers

During 2015, the following net assets were transferred into the Plan (in thousands):

Receipt Date	401(k) Savings Plan
June 2, 2015	Amptek, Inc. Profit Sharing Plan and Trust	$11,837
July 1, 2015	Reichert, Inc. 401(k) Savings Plan for Bargaining Unit Employees	3,928
August 3, 2015	Controls Southeast, Inc. 401(k) Profit Sharing Plan	12,722
September 25, 2015	Powervar, Inc. 401(k) Saving Plan(1)	31
November 2, 2015	Zygo Corporation Profit Sharing Plan	62,549

		$91,067

(1)	Represents previous employer plan’s trailing settlement.

During 2014, the following net assets were transferred into the Plan (in thousands):

Receipt Date	401(k) Savings Plan
May 1, 2014	Micro-Poise Measurement Systems 401(k) Plan	$9,309
May 1, 2014	Insperity 401(k) Plan (maintained by Teseq Group)	1,472
August 15, 2014	VTI Instruments Corporation Employees’ 401(k) Plan	5,165
October 31, 2014	Powervar, Inc. 401(k) Savings Plan	13,541

		$29,487

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015

1. Description of the Plan (continued)

Contributions

Each year, participants have an opportunity to invest, on a pre-tax basis, up to 50% of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who are subject to a 10% limitation. Participants age 50 and over have an opportunity to invest catch-up contributions up to 50% of their compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis.

Effective March 18, 2014, the Plan was amended to: (1) allow eligible employees to designate all or a portion of their pre-tax contribution as a Roth contribution, (2) allow eligible employees to make contributions to the Plan on an after-tax basis (limited to 2% of eligible compensation for highly compensated employees), and (3) accept direct (but not indirect) rollovers of Roth and after-tax contributions. Roth contributions are eligible for catch-up contributions and matching contributions, and in general, are treated like pre-tax contributions under the Plan for purposes of investment allocations, loan disbursements and withdrawals. Pre-tax contributions and Roth contributions are aggregated for purposes of the dollar limit on deferrals and catch-up contributions under the Internal Revenue Code. After-tax contributions are not eligible for catch-up or matching contributions. After-tax contributions are treated like pre-tax contributions under the Plan for purposes of investment allocations, loan disbursements and withdrawals, as defined by the Plan. Effective December 8, 2014, the Plan was amended to increase the limit on after-tax contributions by highly compensated employees from 2% of eligible compensation to 4% of eligible compensation beginning January 1, 2015. Effective December 8, 2015, the Plan was amended to increase the limit on after-tax contributions by highly compensated employees from 4% of eligible compensation to 8% of eligible compensation beginning January 1, 2016. See Note 7.

Participants are automatically enrolled in the Plan at a rate of 3% of their compensation unless the participant opts out of automatic enrollment or until the participant changes their elections. The Vanguard Target Retirement Date Trusts II are the qualified default investment alternatives. The Plan provides for automatic deferral increases by 1% of compensation each January, as defined by the Plan, for employees who are automatically enrolled in the Plan. Participants automatically enrolled in the Plan may revoke their participation of automatic increases, elect an annual automatic increase of 1%, 2% or 3% and have the increase begin in a month other than January. Participants who are not automatically enrolled in the Plan are also permitted to elect automatic deferral increases.

The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each eligible participant of designated employer units, up to a maximum annual Company contribution of $1,200 per participant. Also, the Plan provides for Company contributions to eligible participants of designated employer units, which vary by location and range from 25% to 100% of the amount contributed by each participant, up to a maximum percentage ranging from 1% to 8% of the participants’ compensation as determined by the Board of Directors for each business unit. Matching Company contributions are credited to participants’ accounts at the same time their contributed compensation is invested and are allocated in the same manner as that of their elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.

The Plan allows discretionary employer contributions as determined by the Board of Directors under appropriate circumstances. Discretionary employer contributions are intended to compensate participants for fees incurred in connection with Plan mergers of acquired businesses. Discretionary employer contributions made in 2015 and 2014 were not significant.

The Plan has a retirement feature for eligible salaried and hourly employees of AMETEK. The Company makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon participants’ age and years of service, up to predetermined limits. The Plan has an incentive retirement feature for eligible salaried and hourly employees of AMETEK. The Company contributes an additional 1% of compensation earned to the Plan on behalf of such employees who contribute 6% or more of their compensation earned, up to predetermined limits. Participant contributions under the retirement feature and incentive retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature and incentive retirement feature are the same as for the savings feature under the Plan.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015

1. Description of the Plan (continued)

Forfeited Company contributions from the retirement feature were $0.8 million in both 2015 and 2014 and are used to reduce future employer retirement feature contributions or to pay Plan administrative expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Vesting

Participants are fully vested at all times in participant contributions and employer matching contributions. Employer retirement feature contributions and related earnings and employer incentive retirement feature contributions and related earnings are fully vested after three years of service.

Participant Loans

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2015 and 2014 ranged between 3.25% and 10.25%, and 3.25% and 10.00%, respectively. Principal and interest is paid ratably through payroll deductions.

Master Trust

The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Trustee. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. The AMETEK Stock Fund consists primarily of AMETEK common stock and a small portion may also be invested in short-term securities to help accommodate daily transactions. The AMETEK Stock Fund is considered a level 1 investment within the fair value hierarchy.

The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period, for other investment fund transfers and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25% of their contributions in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015

1. Description of the Plan (continued)

The Plan’s interest in the assets of the Master Trust was approximately 99% at both December 31, 2015 and 2014. The value of the assets held by the Master Trust was $85,573,441 and $91,402,958 at December 31, 2015 and 2014, respectively.

A summary of the investment income for the assets held by the Master Trust was as follows:

	Year Ended December 31,
	2015	2014
Net appreciation (depreciation) in fair value of investment	$1,567,629	$(317,159)
Interest and dividend income on investment	533,150	446,289

Total investment income	$2,100,779	$129,130

Payment of Benefits

On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account. Participants who terminate after attaining retirement age or on account of disability may elect to receive installment payments up to a 15-year period but subject to certain restrictions based on life expectancy. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. Benefits are recorded when paid.

Administrative Expenses

Except for certain loan fees, the expenses of administering the Plan are payable from the Plan’s assets, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.

Plan Termination

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015

2. Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedule. Actual results could differ from those estimates and assumptions.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value less costs to sell, if significant. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4.

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK common stock is valued at the closing price reported in an active market.

The Plan invests in a Vanguard Retirement Savings Fund and Vanguard Target Retirement Date Funds through a common/collective trust. The fair values of the Vanguard Retirement Savings Trust IV and Vanguard Target Retirement Date Trusts II are the reported net asset values of the participation units owned by the Plan at year end. There are currently no redemption restrictions on these investments.

In connection with the June 2015 merger of the Amptek, Inc. Profit Sharing Plan and Trust, the Plan assumed an investment in the Wells Fargo Stable Value Fund through a common/collective trust. The fair value of the Wells Fargo Stable Value Fund is the reported net asset values of the participation units owned by the Plan at year end. This investment requires a 12-month notice period for redemption. The Wells Fargo Stable Value Fund was redeemed in May 2016.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Plan investments do not have significant costs to sell.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015

3. Investment Programs

As of December 31, 2015, a participant may direct contributions (up to certain specified limits) in any of the following investment options:

•	AMETEK Stock Fund
•	Vanguard Retirement Savings Trust IV
•	Vanguard Target Retirement Date Trusts II
•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund
•	Vanguard LifeStrategy Funds
•	Vanguard Wellington Fund Admiral Shares
•	Vanguard Windsor II Fund
•	Vanguard PRIMECAP Fund
•	Vanguard Small-Cap Index Fund
•	Vanguard 500 Index Fund
•	Vanguard Developed Markets Index Fund
•	Vanguard Emerging Markets Stock Index Fund
•	American Funds EuroPacific Growth Fund
•	BlackRock Inflation Protected Bond Fund
•	RidgeWorth Small Cap Value Equity Fund
•	Wells Fargo Advantage Discovery Fund

Participants may change their investment options or transfer existing account balances to other investment options daily.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015

4. Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Registered investment companies	$552,764,615	$552,764,615	$—	$—

Common/collective trusts measured at net asset value:
Vanguard Retirement Savings Trust IV	124,784,577
Vanguard Target Retirement Date Trusts II	171,875,564
Wells Fargo Stable Value Fund	337,601

Investments, at Fair Value	$849,762,357

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Registered investment companies	$555,382,672	$555,382,672	$—	$—

Common/collective trusts measured at net asset value:
Vanguard Retirement Savings Trust IV	117,814,919
Vanguard Target Retirement Date Trusts II	85,574,208

Investments, at Fair Value	$758,771,799

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 24, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. On January 30, 2015, the Plan Sponsor submitted an application to the IRS for a new determination letter in accordance with the Code’s five-year remedial amendment cycle requirement. On November 24, 2015, the Plan Sponsor received a response from the IRS requesting additional information. On December 21, 2015, the Plan Sponsor provided to the IRS the additional information requested related to its new determination letter application and a response is pending. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2015	2014
Assets available for benefits per the financial statements	$953,028,104	$864,879,219
Deemed distributions outstanding related to the current year	(7,622)	(18,665)
Deemed distributions outstanding related to the prior year	(55,084)	(36,419)
Adjustment from contract value to fair value for Common/Collective Trust	—	3,616,918

Assets available for benefits per Form 5500	$952,965,398	$868,441,053

The following is a reconciliation of total additions per the financial statements to total income per the Plan’s Form 5500 for the year ended December 31, 2015:

Total additions per the financial statements	$67,414,572
Less: Adjustment from contract value to fair value for Common/Collective Trust at December 31, 2014	(3,616,918)

Total income per Form 5500	$63,797,654

The following is a reconciliation of deductions per the financial statements to total expenses per the Plan’s Form 5500 for the year ended December 31, 2015:

Deductions per the financial statements	$(70,332,390)
Less: Deemed distributions at December 31, 2015	(62,706)
Add: Deemed distributions at December 31, 2014	55,084

Total expenses per Form 5500	$(70,340,012)

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015

7. Plan Amendments

Effective December 8, 2015, the Plan was amended to increase the limit on after-tax contributions by highly compensated employees from 4% of eligible compensation to 8% of eligible compensation beginning January 1, 2016.

Effective December 8, 2014, the Plan was amended to increase the limit on after-tax contributions by highly compensated employees from 2% of eligible compensation to 4% of eligible compensation beginning January 1, 2015.

Effective December 8, 2014, the Plan was amended to comply with IRS guidance implementing the decision of United States v. Windsor, 133 S. Ct. 2675 (2013) recognizing same-sex marriages for certain purposes under the Plan.

Effective March 18, 2014, the Plan was amended to: (1) allow eligible employees to designate all or a portion of their pre-tax contribution as a Roth contribution, (2) allow eligible employees to make contributions to the Plan on an after-tax basis (limited to 2% of eligible compensation for highly compensated employees), and (3) accept direct (but not indirect) rollovers of Roth and after-tax contributions. Roth contributions are eligible for catch-up contributions and matching contributions, and in general, are treated like pre-tax contributions under the Plan for purposes of investment allocations, loan disbursements and withdrawals. Pre-tax contributions and Roth contributions are aggregated for purposes of the dollar limit on deferrals and catch-up contributions under the Code. After-tax contributions are not eligible for catch-up or matching contributions. After-tax contributions are treated like pre-tax contributions under the Plan for purposes of investment allocations, loan disbursements and withdrawals, as defined by the Plan.

During 2015 and 2014, the Plan was amended to designate certain U.S. employees of the following acquired businesses as participating employees in the Plan:

Effective Date	Acquired Business
December 21, 2015	Global Tubes(1)
July 6, 2015	Surface Vision
February 2, 2015	Reichert Technologies(2)
December 22, 2014	Amptek, Inc.
December 15, 2014	Zygo Corporation
March 31, 2014	Teseq Group
March 24, 2014	Powervar, Inc.
March 24, 2014	VTI Instruments

(1)	Includes only certain U.S. employees not affiliated with a collective bargaining agreement.
(2)	Includes only certain U.S. employees affiliated with a collective bargaining agreement.

During 2015 and 2014, the Plan was amended to merge the net assets of certain U.S. participants from the following acquired businesses’ 401(k) plans into the Plan:

Effective Date	Merged Plan
November 2, 2015	Zygo Corporation Profit Sharing Plan
August 3, 2015	Controls Southeast, Inc. 401(k) Profit Sharing Plan
July 1, 2015	Reichert, Inc. 401(k) Savings Plan for Bargaining Unit Employees
June 2, 2015	Amptek, Inc. Profit Sharing Plan and Trust
October 31, 2014	Powervar, Inc. 401(k) Savings Plan
August 15, 2014	VTI Instruments Corporation Employees’ 401(k) Plan
May 1, 2014	Insperity 401(k) Plan (maintained by Teseq Group)
May 1, 2014	Micro-Poise Measurement Systems 401(k) Plan

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015

8. Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. In addition, the amendments remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 is effective for interim and annual reporting periods beginning after December 15, 2015. The new guidance will be applied on a retrospective basis and early adoption is permitted. The Plan adopted ASU 2015-07 effective December 31, 2015.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). Part I of ASU 2015-12 eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of ASU 2015-12 eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of ASU 2015-12 allows a plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. Parts I and II will be applied on a retrospective basis. Part III will be applied on a prospective basis. Plans may early adopt any of the Parts of ASU 2015-12 without early adopting the other Parts. The Plan adopted Parts I and II of ASU 2015-12 effective December 31, 2015. Part III of ASU 2015-12 is not applicable to the Plan.

The AMETEK Retirement and Savings Plan

EIN 14–1682544 Plan #078

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
* Vanguard Retirement Savings Trust IV	Common/Collective Trust	$124,784,577
* Vanguard Target Retirement Income Trust II	Common/Collective Trust	5,708,878
* Vanguard Target Retirement 2010 Trust II	Common/Collective Trust	5,472,255
* Vanguard Target Retirement 2015 Trust II	Common/Collective Trust	11,678,493
* Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	32,163,439
* Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	40,443,130
* Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	30,170,992
* Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	18,948,120
* Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	11,941,603
* Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	6,791,278
* Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	4,919,536
* Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	2,465,585
* Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	1,172,255
* Wells Fargo Stable Value Fund	Common/Collective Trust	337,601
* Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	17,218,704
* Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	39,739,859
* Vanguard LifeStrategy Growth Fund	Registered Investment Company	37,998,630
* Vanguard 500 Index Fund	Registered Investment Company	82,874,673
* Vanguard Developed Markets Index Fund	Registered Investment Company	1,102,203
* Vanguard Emerging Markets Stock Index Fund	Registered Investment Company	3,321,745
* Vanguard Prime Money Market Fund	Registered Investment Company	331,910
* Vanguard PRIMECAP Fund	Registered Investment Company	81,004,058
* Vanguard Small-Cap Index Fund	Registered Investment Company	27,102,844
* Vanguard Total Bond Market Index Fund	Registered Investment Company	38,476,393
* Vanguard Wellington Fund Admiral Shares	Registered Investment Company	122,530,292
* Vanguard Windsor II Fund	Registered Investment Company	43,848,645
* American Funds EuroPacific Growth Fund	Registered Investment Company	17,661,306
* BlackRock Inflation Protected Bond Fund	Registered Investment Company	5,892,973
* RidgeWorth Small Cap Value Equity Fund	Registered Investment Company	9,318,244
* Wells Fargo Advantage Discovery Fund	Registered Investment Company	24,342,136

	Total investments	849,762,357

* Notes Receivable from Participants	Interest rates ranging from 3.25% to 10.25%	17,551,744

		$867,314,101

*	Indicates party–in–interest to the Plan.

Historical cost column is not included as all investments are participant–directed.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The AMETEK Retirement and Savings Plan
(Name of Plan)

Date: June 13, 2016	By:	/s/ William J. Burke
William J. Burke
Member, Savings and Investment Committee

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm